October 27, 2009
Mr. Marc Thomas
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561

RE:	F & M Bank Corp. Form 10-Q for June 30, 2009 File Number 0-13273
Dear Mr. Thomas:
Following is our response to discussions held in a conference call with the SEC on October 20, 2009. In that call we were asked to provide our revised policies/procedures for evaluating Other Than Temporary Impairment (OTTI). We were also asked to indicate how these new policies/procedures affected our determination regarding further OTTI for the quarter ending September 30, 2009. A recap of salient points from our earlier correspondence follows in bold.
As stated in our prior letters to the Commission, the Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, some of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:
•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.
Following the discussions which occurred during the conference calls which occurred on September 18 and October 20, 2009 with representatives of the SEC, we have determined that our methodology for evaluating OTTI should be revised as follows:
•	Rather than estimating future security value recovery based on a five year period, we will begin using a two year period (this will be the maximum, a shorter period may be used if there are particular conditions related to the individual security which make the likelihood of recovery remote). The previously used five year period is reflective of the typical economic cycle (peak to bottom to full recovery). After further evaluation of prior economic cycles a two year period is more reflective of typical recovery phase from the market bottom for a particular security (or market).
•	The primary focus in determining whether a security is OTTI, and projecting potential recovery, will be the prospects for the individual security, rather than broad market indices. Consideration will be given to total enterprise value relative to market value, documented results for the security in previous market cycles and whether the recent decline in value is a result of factors specific to the security.

•	Secondary consideration will be given to broad market conditions when appropriate. For example, if a particular security has declined in value at rates that differ significantly from the broader market (or industry), then this will be considered in judging OTTI. More rapid declines relative to the market (or industry) will be viewed as a negative for the individual security. Less rapid declines will be viewed as a positive that make OTTI less likely.
Based on the revised procedures outlined above, we have determined that in addition to Bank of America and BlackRock Preferred that our holdings of John Hancock and Healthcare Realty are both OTTI as of September 30, 2009. This results in an increase in OTTI for the third quarter from $447,813 to $786,553. We also reviewed our write downs in prior periods and believe that based on length of time and severity of impairment, that had the revised procedures been in place we would have still reached the same conclusions regarding OTTI in those periods.
We will continue to evaluate our portfolio on a quarterly basis for possible future impairment using the methodology as outlined in this correspondence. We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Dean W. Withers	/s/ Neil W. Hayslett
Dean W. Withers	Neil W. Hayslett
President & CEO	Executive Vice President & CFO